Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Filing Person: Corporate Property Associates 18 – Global Incorporated Subject
Company: Corporate Property Associates 18 – Global Incorporated
Commission File Number: 000-54970

Corporate Property Associates 18 - Global Incorporated

May 2022
Dear Financial Advisor,
We are pleased to announce that the Proxy Statement/Prospectus in connection with the proposed merger has been declared effective by the Securities and Exchange Commission (“SEC”) and proxy materials commenced mailing to CPA®:18 – Global stockholders on May 2, 2022.
The proposed merger will create liquidity for CPA®:18 – Global stockholders in the form of cash and the receipt of shares of W. P. Carey Inc. (NYSE: WPC), providing investors the opportunity to continue their investment in a similar company, receiving income in the form of quarterly dividends and participating in the potential upside of a leading publicly traded REIT.
W. P. Carey has served as CPA®:18 – Global's advisor since inception and has a track record of delivering attractive returns to its stakeholders for nearly five decades. It is the second largest net lease REIT and among the top 25 REITs in the MSCI US REIT Index (RMZ).
•In the merger, CPA®:18 – Global stockholders will receive a fixed exchange ratio of 0.0978 shares of W. P. Carey common stock and $3.00 cash for each Class A and Class C share of CPA®:18 – Global owned.
•Based on the range of W. P. Carey's closing stock prices during the period from February 25, 2022 (the last trading day prior to the announcement of the proposed merger) through April 21, 2022, the exchange ratio for the stock component of the merger consideration implies a per share total merger consideration value ranging from a low of $10.57 to a high of $11.38. This represents a 17% to 26% premium, respectively, to CPA®:18 – Global's most recently published estimated net asset values ("NAV") as of September 30, 2021.
•Because the stock component of the merger consideration is based on a fixed exchange ratio, the ultimate value of the stock component of the merger consideration, and accordingly the total merger consideration, received by CPA®:18 – Global stockholders may be higher or lower, depending on changes in W. P. Carey's stock price.
The timeline of events for the proposed merger is as follows:

April 27, 2022	Record date for stockholders entitled to vote on the merger proposal

May 2, 2022	Commencement of mailing of the Proxy Statement/Prospectus and accompanying brochure to stockholders, which are available for download at www.cpa18global.com

May 2, 2022	Proxy solicitation period (all proxies for stockholders not in attendance at the

July 25, 2022	Special Meeting must be received and processed by July 25, 2022)

July 15, 2022	Share transfers and account maintenance suspended in preparation of conversion

July 26, 2022	Special Meeting of CPA®:18 – Global stockholders

August 1, 2022	Anticipated closing of the merger
The proposed merger is subject to various closing conditions, including approval by CPA®:18 – Global stockholders, and cannot be assured.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

The CPA®:18 – Global Board of Directors recommends that all CPA®:18 – Global stockholders vote "FOR" the approval of the proposed merger.
Stockholders may authorize their proxy:
o   By Internet: www.proxyvote.com
o   By telephone: 1-800-690-6903, 24 hours a day, 7 days a week
o   By mail: Stockholders can sign and date their proxy card and return it in the envelope provided
We have engaged a solicitation agent, Broadridge Investor Communications Solutions, Inc. (Broadridge), who may contact your clients to solicit their vote. Please encourage your clients who are CPA®:18 – Global stockholders to vote at their earliest convenience. With your assistance, we will be able to get the votes required without your clients being contacted by Broadridge.
Broadridge is available to answer questions relating to the proposed merger. They can be reached at their toll-free number, 1-877-777-5613. The W. P. Carey Investor Relations Department is also available to answer any questions regarding the proposed transaction or your client's stockholdings and can be reached at 1-800-WP CAREY (972-2379).
We encourage you and your clients to read the Proxy Statement/Prospectus as well as the accompanying brochure. Thank you again for your continued confidence and support.

With best regards,

Jason E. Fox
Chief Executive Officer

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

Additional Questions and Answers Regarding the Merger:
Who is eligible to vote on the merger?
CPA®:18 – Global stockholders of record on April 27, 2022 are eligible to vote on the merger. In a separate mailing, you will receive a list of your clients who own shares of CPA®:18 – Global common stock as of the record date. The list will contain the stockholder’s current registration and current shares owned.
What will stockholders receive if the merger is approved?
CPA®:18 – Global stockholders will receive 0.0978 shares of W. P. Carey common stock (NYSE: WPC) and $3.00 in cash for each Class A or Class C share of CPA®:18 – Global common stock owned. For example, if a CPA®:18 – Global stockholder owns 1,000 shares of CPA®:18 – Global common stock at the time the merger closes, the 1,000 shares of CPA®:18 – Global common stock will be exchanged for 97 shares of W. P. Carey common stock and $3,000 cash.
To the extent that a CPA®:18 – Global stockholder is entitled to receive a fraction of a share of W. P. Carey common stock, the stockholder will instead receive a cash payment in lieu of the fractional share in an amount equal to such fraction multiplied by $10.45.
The cash component of the merger consideration will be reduced if CPA®:18 – Global pays a dividend exceeding its regular quarterly distribution and may be increased if W. P. Carey exercises its right under the Agreement and Plan of Merger, dated as of February 25, 2022, to defer the closing of the merger in order to complete the sale of certain CPA®:18 – Global properties.
What is the value of the total merger consideration per share of CPA®:18 – Global common stock received in the merger?
CPA®:18 – Global stockholders will receive $3.00 per share and 0.0978 shares of W. P. Carey common stock for each share of CPA®:18 – Global common stock held at the close of the merger. The value of the stock component of the merger consideration, and accordingly the total consideration to be received by CPA®:18 – Global stockholders, will be based on the price of each W. P. Carey share at the close of the merger.
$3.00 in cash + [W. P. Carey price per share at the close of the merger x 0.0978] = Value of Total Merger Consideration
For example, based on the closing price of W. P. Carey on April 21, 2022, the value of the total merger consideration would be $11.35, or $3.00 + [$85.40 x 0.0978].
The ultimate value of the stock component of the merger consideration, and accordingly the total merger consideration, may be higher or lower as of the closing date of the merger due to changes in W. P. Carey’s stock price. We urge you to obtain current market quotations for W. P. Carey’s shares.
When is the merger expected to be completed?
W. P. Carey and CPA®:18 – Global currently expect to complete the merger on or around August 1, 2022; however, there can be no assurance as to when, or if, the merger will be completed.
How does the Board of Directors recommend that investors vote on the merger?
The Board of Directors of CPA®:18 – Global believes that the merger is advisable and in the best interests of CPA®:18 – Global and its stockholders. The CPA®:18 – Global Board of Directors (with the unanimous vote of the independent directors) recommends that stockholders vote "FOR" the approval of the merger.
Will accounts be frozen prior to the merger?
Yes. In order to ensure an orderly conversion of accounts to Computershare, Inc. (“Computershare”), W. P. Carey’s transfer agent, all share transfers and account maintenance items will be suspended at the close of business on July 15, 2022. At that time, any pending or new transfer or account maintenance items will need to be submitted to Computershare after the closing of the merger, which is currently expected to occur on or around August 1, 2022.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

How will the cash component of the merger consideration be paid to stockholders?
A CPA®:18 – Global stockholder will receive payment in the form of a check to their address of record or paid to alternate distribution instructions if established on the account. If shares are held in a custodial or broker-controlled account, payment will be made to the custodian or broker/dealer, as applicable.
How will stockholders’ new W. P. Carey shares be delivered?
Upon completion of the merger, Computershare, W. P. Carey’s transfer agent, will record the issuance of the shares of W. P. Carey common stock to the holders of CPA®:18 – Global common stock on its stock records in book-entry form. No physical stock certificates will be delivered. The stockholder will receive confirmation of the number of W. P. Carey shares acquired at the closing of the merger from Computershare.
How do stockholders transfer their new W. P. Carey book-entry shares into a brokerage account?
If the stockholder’s CPA®:18 – Global shares are in a broker-controlled account or registered with a custodian of record, the broker/dealer or custodian, as applicable, may plan to automatically initiate a bulk transfer of the W. P. Carey book-entry shares to brokerage on behalf of all stockholders for whom they act as broker/dealer or custodian, respectively.
Individual transfer of positions may be completed by an initiation of a profile transfer using DTC’s Direct Registration System (DRS). This system allows the broker/dealer to electronically move the stockholder’s position from a direct registration book- entry position on the books of the transfer agent to a position recorded at the broker/dealer within the stockholder’s brokerage account. The registration on the records of the transfer agent will need to match the registration on the brokerage account, and the Profile should be initiated by the brokerage firm.
What is the expected ongoing dividend rate for a CPA®:18 – Global stockholder based on an original investment of $10.00 per share of CPA®:18 – Global Class A common stock and an original investment of $9.35 per share of CPA®:18 – Global Class C common stock?
CPA®:18 – Global stockholders currently receive distributions at an annualized rate equivalent to 2.50% on an original investment of $10.00 per share of CPA®:18 – Global Class A common stock and 2.67% on an original investment of $9.35 per share of CPA®:18 – Global Class C common stock. Following the merger, CPA®:18 – Global stockholders who hold their shares of W. P. Carey common stock will be entitled to receive future dividends paid by W. P. Carey. Based on W. P. Carey's current annualized dividend rate and the exchange ratio, each holder of CPA®:18 – Global common stock is expected to receive dividends at an annualized rate equivalent to 4.13% on an original investment of $10.00 per share of CPA®:18 – Global Class A common stock and 4.42% on an original investment of $9.35 per share of CPA®:18 – Global Class C common stock.
Will CPA®:18 – Global stockholders who participated in CPA®:18 – Global’s distribution reinvestment plan immediately prior to its suspension automatically be able to participate in such plan?
No, each CPA®:18 – Global stockholder who desires to take part in W. P. Carey’s dividend reinvestment and share purchase plan (the “W. P. Carey DRIP”) following the consummation of the merger will need to enroll in the W. P. Carey DRIP. Stockholders should contact W. P. Carey’s Investor Relations Department at 1-800-WP CAREY (972-2739) or IR@wpcarey.com.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

Tax Basis and Capital Gain Analysis:
The following analysis is for general information only and does not purport to discuss all aspects of federal and state income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules. Stockholders are urged to consult their tax advisor regarding the federal, state, and local and foreign income and other tax consequences to them in light of their particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of W. P. Carey common stock.
What is the estimated tax basis for a full-term CPA®:18 – Global stockholder?
Below please find the historical distribution information for a CPA®:18 – Global stockholder who purchased his or her shares at the inception of CPA®:18 – Global’s initial public offering and holds the shares through the closing of the proposed merger (a “full-term CPA®:18 – Global stockholder”). This information is for illustration purposes only. Each stockholder should contact his or her tax advisor for advice about the stockholder’s particular tax consequences.
Class A Stockholder1,2:

Tax Year	Distribution Per Share	Nondividend Distribution %	Per Share Nondividend Distribution	Per Share Estimated Tax Basis
2013	$0.1155	100.00%	$0.1155	$9.88
2014	$0.6248	65.37%	$0.4084	$9.48
2015	$0.6249	61.38%	$0.3836	$9.09
2016	$0.6252	78.58%	$0.4913	$8.60
2017	$0.6252	52.04%	$0.3254	$8.28
2018	$0.6252	0.00%	$0.0000	$8.28
2019	$0.6252	58.57%	$0.3662	$7.91
2020	$0.4376	33.44%	$0.1463	$7.76
2021[3]	$0.5125	0.00%	$0.0000	$7.76
1.The estimated tax basis information shown above is applicable only to a share of CPA®:18 – Global Class A common stock that was purchased by a current CPA®:18 – Global investor for $10.00 and is based solely on the distributions and non-taxable return of capital distributions paid by CPA®:18 – Global. The estimated tax basis shown does not apply to any other shares of common stock of CPA®:18 – Global.
2.The estimated tax basis does not include distributions paid after January 14, 2022 and does not reflect a stockholder’s final tax basis. Stockholders will be mailed a Form 1099-DIV for the 2022 taxable year that may contain additional return of capital distributions that affect the stockholder’s basis.
3. 100% of the distribution paid on January 14, 2022 was applied to the 2021 taxable year.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

Class C Stockholder1,2:

Tax Year	Distribution Per Share	Nondividend Distribution %	Per Share Nondividend Distribution	Per Share Estimated Tax Basis
2013	$0.0982	100.00%	$0.0982	$9.25
2014	$0.5316	65.37%	$0.3475	$8.90
2015	$0.5327	61.38%	$0.3270	$8.58
2016	$0.5424	78.58%	$0.4262	$8.15
2017	$0.5524	52.04%	$0.2875	$7.86
2018	$0.5507	0.00%	$0.0000	$7.86
2019	$0.5501	58.57%	$0.3222	$7.54
2020	$0.3644	33.44%	$0.1219	$7.42
2021[3]	$0.5125	0.00%	$0.0000	$7.42
1.The estimated tax basis information shown above is applicable only to a share of CPA®:18 – Global Class C common stock that was purchased by a current CPA®:18 – Global investor for $9.35 and is based solely on the distributions and non-taxable return of capital distributions paid by CPA®:18 – Global. The estimated tax basis shown does not apply to any other shares of common stock of CPA®:18 – Global.
2.The estimated tax basis does not include distributions paid after January 14, 2022 and does not reflect a stockholder’s final tax basis. Stockholders will be mailed a Form 1099-DIV for the 2022 taxable year that may contain additional return of capital distributions that affect the stockholder’s basis.
3. 100% of the distribution paid on January 14, 2022 was applied to the 2021 taxable year.
Will stockholders have to pay federal income taxes as a result of the merger?
Holders of CPA®:18 – Global common stock should not recognize gain or loss for federal income tax purposes as a result of the exchange of shares of W. P. Carey common stock for shares of CPA®:18 – Global common stock except to the extent of any cash that they receive as consideration in the exchange.
How does the merger affect the tax basis for your client?
The original tax basis for each issuance of shares of CPA®:18 – Global common stock is generally equal to the purchase price of such shares. If shares were acquired due to inheritance, special rules apply for the purpose of determining the basis of the shares. Once the original tax basis of shares of CPA®:18 – Global common stock is determined, the original tax basis should be adjusted by subtracting any return of capital distributions with respect to such shares.
The aggregate adjusted tax basis of the W. P. Carey common stock received by a CPA®:18 – Global stockholder in the merger will be the same as the aggregate tax basis of the CPA®:18 – Global shares held by such stockholder, reduced by the amount of cash received by such stockholder in the merger and increased by any gain recognized in the merger.
How can you estimate the per share capital gain taxable to your client at the time of the merger?
A CPA®:18 – Global stockholder’s receipt of cash in exchange for its CPA®:18 – Global common stock in the merger will generally result in such stockholder recognizing gain (but not loss) in an amount equal to the lesser of: (i) the excess, if any, of (a) the sum of the amount of cash (excluding cash received for fractional shares) received by such stockholder and the fair market value of the W. P. Carey common stock, received by such stockholder, over (b) such stockholder's adjusted tax basis in the shares of CPA®:18 – Global common stock exchanged by such stockholder in the merger, or (ii) the amount of cash (excluding cash received for fractional shares) received by such stockholder.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

To calculate the capital gain taxable at the time of the merger, the stockholder must first determine the tax basis per share of CPA®:18 – Global common stock. If the stockholder has multiple purchases or reinvested quarterly distributions, each issuance of shares will have its own tax basis.
Will capital gains or losses recognized upon the sale of W. P. Carey common stock be treated as long-term or short- term?
If the shares of W. P. Carey common stock received in the merger are held for more than one year before they are sold, including the holding period of the CPA®:18 – Global common stock exchanged in the merger, the capital gains or losses recognized will generally be treated as long-term capital gains or losses.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

Cautionary Statement Concerning Forward-Looking Statements
Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among other things, statements regarding intent, belief or expectations of CPA®:18 – Global and generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “assume,” “outlook,” “seek,” “forecast,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the benefits of the proposed merger, annualized dividends, funds from operations coverage, integration plans and expected synergies, the expected benefits of the proposed merger, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed merger.
These statements are based on current expectations. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward- looking statements. Other unknown or unpredictable risks or uncertainties, like the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) or the fear of such outbreaks, could also have material adverse effects on our business, financial condition, liquidity, results of operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on some of these factors are contained in CPA®:18 – Global’s and W. P. Carey’s filings with the SEC and are available at the SEC’s website at http:// www.sec.gov, including, but not limited to, Part I, Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2021. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the Proxy Statement/Prospectus that is included in the Registration Statement on Form S-4 filed by W. P. Carey with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:18 – Global does not undertake to revise or update any forward- looking statements.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Proxy Statement/Prospectus.
WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:18 – GLOBAL AND W. P. CAREY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CPA®:18 – GLOBAL, W. P. CAREY AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.
Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http:// www.sec.gov). In addition, these materials are also available free of charge by accessing CPA®:18 – Global’s website (http:// www.cpa18global.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by CPA®:18 – Global or W. P. Carey with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC- 0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Proxy Solicitation
Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on March 28, 2022 in connection with its 2022 annual meeting of stockholders, and information regarding CPA®:18 – Global’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC by CPA®:18 – Global on February 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus, relevant materials filed by W. P. Carey on April 25, 2022, and other relevant materials filed with the SEC.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com